Exhibit 12

Louisville Gas and Electric Company

Computation of Ratio of Earnings to Fixed Charges

(Millions of $)

	2006	2005	2004	2003	2002
Earnings:
Net Income	$117	$129	$96	$91	$89

Add:
Federal income taxes — current	60	73	34	26	25
State income taxes — current	11	10	13	10	8
Deferred Federal income taxes — net	(7)	(12)	11	17	20
Deferred State income taxes — net	(1)	(2)	(1)	1	4
Investment tax credit — net	(1)	(4)	(4)	(4)	(4)
Fixed charges	43	38	34	31	30
Earnings	$222	$232	$183	$172	$172

Fixed Charges:
Interest charges per statements of income	$41	$37	$33	$31	$30
Add:
One-third of rentals charged to operating expense (1)	2	1	1	—	—
Fixed charges	$43	$38	$34	$31	$30
Ratio of Earnings to Fixed Charges	5.16	6.11	5.38	5.55	5.73

NOTE:  (1) In the Company’s opinion, one-third of rentals represents a reasonable approximation of the interest factor.